82-2373

03 SEP 17 AM 7:21

Your ref
Our ref CMP-0014-01

ERG
GROUP

3 September 2003

[redacted]

03032119

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporation Finance
450 Fifth Street, NW
Washington, DC 20549
USA

SUPPL

ERG Ltd

Dear Sirs

Australian Stock Exchange Filing

I enclose the following documents lodged with the Australian Stock Exchange today:

- Announcement headed "ERG Rome Contract Favourably Restructured"; and
- Briefing paper by CEO entitled "Open Briefing, ERG Ltd, CEO on Rome Settlement".

Yours faithfully

Beth Jones

for **Clare Barrett-Lennard**
Company Secretary

PROCESSED
SEP 26 2003
THOMSON
FINANCIAL

dlw 9/22

ERG GROUP | ERG GROUP | ERG GROUP | ERG GROUP | ERG GROUP | ERG GROUP | ERG GROUP | ERG GROUP | ERG GROUP

03 SEP 17 AM 7:21

ASX

AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 03/09/2003

TIME: 09:39:44

TO: ERG LIMITED

FAX NO: 08-9273-1208

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

ERG Rome Contract Favourable Restructured

PLEASE NOTE:

In accordance with Guidance Note 14 of ASX Listing Rules –

- Use of ASX Online for lodgement of company announcements becomes mandatory from **1 July 2003**
- **Handwritten** and **hand-delivered** company announcements are no longer accepted
- Fee of A$38.50 (including GST) applies from **1 March 2003** for announcements **faxed** to CAP
- New CAP fax number from **1 March 2003** for announcements sent within Australia is **1900 999 279**

ASX.Online@asx.com.au

03/09/2003 07:39

To: bjones@erggroup.com, koswald@erggroup.com, sduffy@erggroup.com, ggeen@erggroup.com

cc:

Subject: ERG - ASX Online e-Lodgement - Confirmation of Release - Rome Contract (Ref: CMP-0014-01)

ASX confirms the release to the market of Doc ID: 75233 as follows:
Release Time: 03-Sep-2003 09:39:35
ASX Code: ERG
File Name: 75233.pdf
Your Announcement Title: ERG Rome Contract Favourably Restructured

75233.pdf

DATE 3 September 2003

CONTACT Shaun Duffy – General Manager Investor Relations

PHONE +61 8 9273 1879

FAX +61 8 9273 1208

EMAIL sduffy@erggroup.com

ERG GROUP

MEDIA RELEASE

ERG Rome Contract Favourably Restructured

ERG Limited today announced it has reached agreement with ATAC, the operator of the Rome public transport system, to restructure the contract between the parties. The restructure will result in the return of approximately $46 million in cash to ERG in the short term, the elimination of approximately $7 million in annual depreciation charges and the continued involvement in the operation of the system for eight years. The terms of the new relationship are as follows:

- ATAC will purchase the public transport ticketing hardware, with the exception of the central clearing house, from ERG for a consideration of $36.2 million. On signing of the contracts $28.5 million is due, with the remainder due in two instalments within six months. ATAC has pre-arranged external bank financing for this purchase.
- ERG and ATAC will establish a new company ("Newco") that will operate the ticketing system. ERG will own 30% of Newco and will contribute approximately $3.1 million in cash to the new entity.
- Newco will purchase the rights to use ERG's software for $10.1 million payable in cash on signing of the contracts. ERG will also receive an annual software maintenance fee of $1.9 million for a period of eight years.
- In return for operating the system, Newco will receive an annual fee from ATAC of 7.85% of all transit fares processed by the system. This operating contract has an initial term of eight years, with the annual fee estimated to be in the range of $35–40 million.
- ERG will be paid an additional $5.1 million for software engineering services to be supplied over the next 12 months.
- The contract documents are expected to be completed within two months.

ERG currently owns the fare collection equipment installed in Rome and carries the asset on its balance sheet. The asset is being depreciated at an annual rate of $6.8 million over the term of the existing operating contract. The sale to ATAC will remove these assets from ERG's balance sheet, while eliminating the depreciation charges moving forward. The profit and loss impact of the asset sale and software rights transaction is expected to be neutral, although the removal of depreciation will contribute positively in future periods.

247 Balcatta Road Balcatta WA 6021 Australia | PO Box 670 Balcatta WA 6914 Australia
Telephone: + 61 8 9273 1100 Facsimile: + 61 8 9273 1208 | Email: info@erggroup.com Internet: www.erggroup.com
ERG Limited ABN 23 009 112 725 a member of the ERG Group

ERG Rome Contract Favourably Restructured

The contract restructure follows the announcement on 16 April 2003 that ERG would proceed with the second phase of the Rome project, the expansion of the system into the surrounding Lazio region. The Lazio installation is expected to generate revenues of $43 million for ERG over an 18 month period.

As a result ERG will receive a total of approximately $100 - $110 million from the restructure with ATAC and proceeding with the Lazio agreement.

-END-

BACKGROUND INFORMATION

ERG Group

The ERG Group is a world leader in the development and supply of integrated fare management and software systems for the transit industry, and for its smart card systems and services. ERG has 15 offices across 11 countries and employs approximately 800 people. ERG's customer list includes automated fare collection projects in more than 200 cities. Throughout the world, the ERG Group has more than 20 million smart cards in circulation. ERG is an Australian-based company, listed on the Australian Stock Exchange.

Rome Project

Refer separately released Open Briefing titled "CEO on Rome Settlement".

ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 03/09/2003

TIME: 10:24:57

TO: ERG LIMITED

FAX NO: 08-9273-1208

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Open Briefing ERG Ltd CEO on Rome Settlement

PLEASE NOTE:

In accordance with Guidance Note 14 of ASX Listing Rules –

- Use of ASX Online for lodgement of company announcements becomes mandatory from **1 July 2003**
- **Handwritten** and **hand-delivered** company announcements are no longer accepted
- Fee of A$38.50 (including GST) applies from **1 March 2003** for announcements **faxed** to CAP
- New CAP fax number from **1 March 2003** for announcements sent within Australia is **1900 999 279**

ASX.Online@asx.com.au

03/09/2003 08:25

To: bjones@erggroup.com, koswald@erggroup.com, sduffy@erggroup.com, ggeen@erggroup.com

cc:

Subject: ERG - ASX Online e-Lodgement - Confirmation of Release - CEO Report Rome Contract (Ref: CMP-0014-01)

ASX confirms the release to the market of Doc ID: 75264 as follows:
Release Time: 03-Sep-2003 10:24:53
ASX Code: ERG
File Name: 75264.pdf
Your Announcement Title: CEO on Rome Settlement

75264.pdf

Attention ASX Company Announcements Platform
Lodgement of Open Briefing

ERG

GROUP

open briefing

corporatefile.com.au

ERG Limited
247 Balcatta Road
Balcatta WA 6021

Date of lodgement: 03-Sep-2003

Title: Open Briefing. ERG Ltd. CEO on Rome Settlement

Record of interview:

corporatefile.com.au
ERG Limited today announced the settlement of its outstanding claim relating to the Rome transit ticketing project. What's the immediate impact of the settlement on ERG's balance sheet and cash flow?

CEO Peter Fogarty
It's important to highlight that the settlement comprises two parts – an agreement with ATAC, the operator of the system in Rome and the agreement we announced in April with Cotral, the operator of the system for the Lazio region surrounding Rome. The contracts were combined as one originally.

The end result of the settlement is that we'll receive approximately A$50 million from the sale of equipment and software licences under the Rome contract and about A$16 million from ongoing software maintenance. The equipment sale also means we eliminate A$7 million in annual depreciation charges moving forward. In addition, we'll retain an ongoing 30 percent interest in the future operation of the Rome system, the balance being held by ATAC. In regard to the Lazio contract, we'll receive A$43 million approximately over the next 18 months.

So the end result of the restructuring of the original contract is that we'll receive A$100 million to A$110 million and obviously that's a very positive outcome for us.

corporatefile.com.au
Why has it been necessary to restructure the existing contract?

CEO Peter Fogarty
The original contract was based around us owning the equipment and effectively receiving our return out of the revenue from both Rome and Lazio. That revenue was to be generated by the use of smartcards in the transit system. However, the Lazio contract didn't proceed because of changes in the ruling political parties in that region. And because of that, ATAC became less aggressive about roll-out and continued selling paper tickets, which meant the revenue we were generating from the project was significantly less than it should have been.

Basically, we made a sizable investment in capital and should have been receiving a return that, based on all our financial models, was a healthy one. Obviously we weren't happy with the structure of the contract and equally, our customers wanted to see a restructuring because of the change in the political environment. We all needed to find the most suitable way to move forward and we now have an outcome that's acceptable to all parties.

corporatefile.com.au
Why did ERG commit to ownership of capital equipment as part of the original Rome-Lazio agreement and do any of its other projects, either operating or in the process of installation, have a similar commitment?

CEO Peter Fogarty
The main reason we pursued the capital equipment ownership model was that it was required by the customer in the tender. And the financial models we based the contract on showed there was a good return for us. But the project didn't proceed as expected, and with the change in share market environment, and our financial position, it was no longer appropriate for us to have that much capital tied up in a project.

The new contracts we've entered into, including Sydney, Seattle, Stockholm and Washington DC, involve the purchase of the equipment by the customer, who then outsources to us the operation of the system. So that removes the capital exposure risk for us. We get paid progressively through the course of the contracts and once we've delivered the full system, receive ongoing operating revenue. That also reduces our risk exposure in terms of relying on one-off projects.

corporatefile.com.au
Under the terms of the original agreement, ERG received 7.88 percent of the annual revenue of the Rome-Lazio transit fare collection system as a service fee that also covered the capital cost over the nine-year period of the contract. How are ERG's annual fees structured under the new agreement and will the Rome project be profitable at the operating level?

CEO Peter Fogarty
Basically the project's been de-risked from our perspective. We no longer face the risk of not achieving certain levels of ticket sales and not being paid. We're getting our capital back and will generate ongoing revenue from our 30 percent ownership of the new company that will operate the Rome system. That company will be paid by ATAC and we certainly expect it to be profitable. The new company will also pay ERG an annual software maintenance fee.

corporatefile.com.au
Under the new agreement, will ERG fully recoup the cost of its capital investment in the project?

CEO Peter Fogarty
Under the settlement, the sale of the equipment and software licence fees will be neutral from a profit and loss perspective. But importantly, as a result of this transaction we effectively remove plant and equipment from our balance sheet and replace it with cash. That will improve our bottom line by about A$7 million per annum through the removal of depreciation charges.

corporatefile.com.au
Does ERG have any remaining capital commitment to the Rome or Lazio projects?

CEO Peter Fogarty
Yes. We retain ownership of the back-office computing system that will handle transactions between the two participants, ATAC and Cotral, and from which we'll generate revenue. In addition, we'll have the 30 percent interest in the ATAC operating company. Those two investments will have a total value of about EU5 million. We believe that's a reasonable investment and will give us the opportunity to further expand our business in and around Rome and the rest of Italy.

corporatefile.com.au
You've said that you'll receive about $A43 million for delivering and installing the Lazio fare collection system over the next 18 months. What level of profit do you expect to book on the project and how does this compare with your other installation projects?

CEO Peter Fogarty
For competitive reasons we don't disclose margins on our projects. But as we've repeatedly stated, on all projects we're pursuing and have recently signed up, we seek to obtain returns that satisfy our internal criteria. These projects satisfy those criteria.

corporatefile.com.au
Why is there no operating contract as part of the Lazio agreement? How is ERG placed to be awarded the operating contract?

CEO Peter Fogarty
Essentially there's still an operating function because we'll provide the ongoing clearing and back office facilities for transactions between ATAC and Cotral, and the systems will require a lot of those. We're still finalising terms with the customers, and that will be sorted out over the next few months.

corporatefile.com.au
Over recent months you've significantly restructured the balance sheet, including the conversion of A$250 million of listed convertible notes into equity, the sale of Proton World and the Rome and Lazio project restructure. What's the current balance sheet structure and are there more significant transactions planned?

CEO Peter Fogarty
In the last 12 months we've really addressed our balance sheet. And all the changes you mentioned will have a positive impact greater than A$40 million on the bottom line through the removal of interest, depreciation and amortisation charges. They also position us better to take the company forward.

We traded at a loss and made significant write-downs of investment carrying values in the first half and we've continued to trade at a loss for part of the second half, but there has been an improvement in the last quarter. And the new board is taking a fairly conservative approach to our balance sheet carrying values, so there may be some further one-off write-downs for the June 2003 year.

That means we'll have our balance sheet properly structured going forward and will be in the best possible position to return to profitability in 2004. And that will be made easier by the fact that we have those large, recently won projects, such as Sydney, Seattle, Stockholm and Washington DC all underway.

---

corporatefile.com.au
Thank you Peter.

For previous Open Briefings with ERG, visit www.corporatefile.com.au

For more information about ERG, visit www.erggroup.com